Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS NAMES INDUSTRY VETERAN AND CURRENT BOARD MEMBER ANDREW HOWDEN TO ADDITIONAL ROLE OF CHAIRMAN

Singapore, 26 July 2019 – ASLAN Pharmaceuticals (Nasdaq:ASLN, TPEx:6497), a clinical-stage oncology and immunology focused biopharma company, today announced that Andrew Howden has been elected as non- executive Chairman of the Board. Dr Carl Firth, who has held the positions of Chairman and CEO since founding the company in 2010, will continue to serve as CEO and as a Director. This planned separation of the Chairman and CEO roles was conducted to align to best corporate governance practices.

Andrew Howden has served as a member of ASLAN’s board of directors since April 2016 and brings over 35 years of commercial and leadership experience in the pharmaceutical industry. He previously served as the CEO of iNova Pharmaceuticals, an Asia Pacific pharmaceutical company developing and commercializing drugs across a range of therapeutic areas, until its acquisition by Valeant Pharmaceuticals. Prior to this, Andrew was the Regional Head for AstraZeneca, Quintiles and IMS Health. He has also served on the board of directors of over 20 companies within the pharmaceutical and healthcare industries, and currently serves as the Executive Chairman of First Pharma, an Australian pharmaceutical company, and was recently Chairman of True Origins, an Australian company involved in the marketing of infant formula in China and Asia.

Commenting on his appointment, Andrew Howden said: “I am honoured to be given this responsibility and look forward to working with the Board to advance ASLAN through this exciting period. Carl and I have worked together for many years and are aligned in our ambitions for the company. It is a pleasure seeing his team develop and create value to patients from our unique portfolio of molecules.”

Commenting on the appointment, Dr Carl Firth said: “With the upcoming pivotal readout later this year for varlitinib and the continued advance of our other programs, Andrew’s commercial experience will be invaluable in taking the company to the next stage. This decision to separate the roles of Chairman and CEO allows us to maintain the high standards of corporate governance we have set ourselves and I look forward to working closely with Andrew in the months and years ahead.”

Ends

Media and IR contacts Emma Thompson Spurwing Communications Tel: +65 6571 2021

Email: ASLAN@spurwingcomms.com

Robert Uhl Westwicke Partners Tel: +1 858 356 5932

Email: robert.uhl@westwicke.com

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq:ASLN, TPEx:6497) is a clinical-stage oncology and immunology focused biopharma company targeting cancers that are both highly prevalent in Asia and orphan indications in the United States and Europe. Led by a senior management team with extensive experience in global and regional development and commercialisation, ASLAN is headquartered in Singapore and has offices in Taiwan and China. ASLAN’s clinical portfolio is comprised of three product candidates which target validated growth pathways applied to new patient segments, novel immune checkpoints and novel cancer metabolic pathways. ASLAN’s partners include Array

BioPharma, Bristol-Myers Squibb, Almirall and CSL. For additional information please visit www.aslanpharma.com.

Forward looking statements

This release contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the "Company"). These forward-looking statements may include, but are not limited to, statements regarding the timing, scope, progress and outcome of the Company’s on-going clinical studies, the Company’s business strategy, the Company’s plans to develop and commercialise its product candidates, the safety and efficacy of the Company’s product candidates, the Company’s plans and expected timing with respect to regulatory filings and approvals, and the size and growth potential of the markets for the Company’s product candidates. These forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation the risk factors described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001-38475), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the US Securities and Exchange Commission on April 29, 2019.

All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections and other forward-looking statements. Estimates, projections and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection or forward-looking statement.